ASK
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09041076

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52850

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Brockhouse & Cooper Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 René-Lévesque West, suite 4025
(No. and Street)

Montréal	Québec	H3B 4W8
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Messias (514) 932-7171
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Dunwoody, LLP
(Name — if individual, state last, first, middle name)

1000 De La Gauchetière West, suite 200	Montréal	Québec	H3B 4W5
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAY 27 2009
Washington, DC
101

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Messias, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brockhouse & Cooper Inc., as of March 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Notes to Financial Statements.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☐ (m) An Oath or Affirmation.
- ☐ (n) A Copy of the SIPC Supplemental Report.
- ☐ (o) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☐ (p) Independent Auditors' Report.
- ☒ (q) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brockhouse Cooper

Brockhouse & Cooper Inc.

Consolidated Statements of Financial Condition

March 31, 2009 and 2008

(Expressed in U.S. dollars)

Brockhouse & Cooper Inc.
Consolidated Statements of Financial Condition
March 31, 2009 and 2008
(Expressed in U.S. dollars)

Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response.......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52850

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Brockhouse & Cooper Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 René-Lévesque West, suite 4025
(No. and Street)

Montréal	Québec	H3B 4W8
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Messias (514) 932-7171
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Dunwoody, LLP
(Name — if individual, state last, first, middle name)

1000 De La Gauchetière West, suite 200	Montréal	Québec	H3B 4W5
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAY 27 2009
Washington, DC
101

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Messias, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brockhouse & Cooper Inc.,as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Notes to Financial Statements.
☐ (h) Computation of Net Capital.
☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (l) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
☒ (m) An Oath or Affirmation.
☐ (n) A Copy of the SIPC Supplemental Report.
☐ (o) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
☒ (p) Independent Auditors' Report.
☒ (q) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO Dunwoody s.r.l./S.E.N.C.R.L./LLP
Comptables agréés et conseillers
Chartered Accountants and Advisors

1000, rue De La Gauchetière Ouest
Bureau 200
Montréal (Québec) Canada H3B 4W5
Téléphone / Phone: (514) 931-0841
Télécopieur / Fax: (514) 931-9491
www.bdo.ca

Independent Auditors' Report

To the Stockholder of
Brockhouse & Cooper Inc.
Montréal, Québec

We have audited the accompanying consolidated statements of financial condition of Brockhouse & Cooper Inc. (the "Company") as of March 31, 2009 and 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the financial position of Brockhouse & Cooper Inc. as of March 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

BDO Dunwoody LLP

Chartered Accountants

Montréal, Québec
May 8, 2009

CA auditor permit No. 6578

Brockhouse & Cooper Inc.
Consolidated Statements of Financial Condition
(Expressed in U.S. dollars)

March 31	2009	2008
Assets		
Current		
Cash and cash equivalents (Note 4)	**$ 9,853,451**	$ 8,885,630
Due from clients (Note 6)	**21,876,896**	9,568,223
Due from brokers (Note 6)	**1,416,919**	2,251,994
Accounts receivable	**745,570**	403,635
Income taxes receivable	**497,009**	729,511
Financial instruments owned, at fair value (Note 3 and 7)	**214,306**	1,133,117
Due from significantly influenced company (Note 9)	**49,866**	118,107
Prepaid expenses	**3,888**	44,190
	34,657,905	23,134,407
Fixed assets, net (Note 8)	**347,566**	599,800
Investments (Note 9)	**602,549**	347,163
Deferred charges	**249,806**	615,680
	$ 35,857,826	$ 24,697,050
Liabilities and Stockholder's Equity		
Current liabilities		
Due to clients (Note 6)	**$ 18,692,546**	$ 1,326,835
Due to brokers (Note 6)	**3,337,001**	9,567,187
Accounts payable, remuneration and accrued expenses	**4,469,564**	4,000,481
	26,499,111	14,894,503
Commitments (Notes 11, 13 and 14)		
Stockholder's equity	**9,358,715**	9,802,547
	$ 35,857,826	$ 24,697,050

On behalf of the Board

_______________ Director

_______________ Director

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Nature of Business

Brockhouse & Cooper Inc. (the "Company"), incorporated under the Canada Business Corporations Act, provides brokerage and financial advisory services internationally. Brockhouse & Cooper Inc. is a member of the Investment Industry Regulatory Organization of Canada (IIROC), the Financial Industry Regulatory Authority, Inc. (FINRA), the London Stock Exchange Inc. (LSE) and The Nasdaq Stock Market LLC (NASDAQ), is an Approved Participant in the Bourse de Montréal Inc., and is a Participating Organization in The Toronto Stock Exchange Inc. and The TSX Venture Exchange.

2. Significant Accounting Policies

Basis of accounting

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of consolidation

The consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Brockhouse & Cooper International, Inc. and Brockhouse Cooper Asset Management Inc. All significant intercompany transactions and balances have been eliminated on consolidation.

Use of estimates

The presentation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statements of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of bank balances and short-term investments with maturities of three months or less from the date of acquisition. They are carried in the statements of financial condition at fair value which approximates carrying value.

Accounts receivable and accounts payable

Accounts receivable and accounts payable are initially recorded at their fair value and are subsequently carried at amortized cost. Due to their short term to maturity, fair value and amortized cost are approximated by carrying value.

Financial instruments owned

Financial instruments owned are carried in the statements of financial condition at fair value with changes in fair value recognized in the statement of income. Fair value is based on quoted market prices for exchange-traded equity and fixed income securities. In situations where the securities are not publicly traded or where restrictions on their marketability exist, securities are valued at management's estimate of market value.

Valuation of fixed income securities is affected by, amongst other factors, the liquidity of the securities, the size and the bid and ask spread, and the relative breadth of market and current yield price adjustments.

The Company accounts for its financial instruments owned on a trade date basis and transaction costs are expensed as incurred.

Dividends are recorded on the ex-dividend date and interest is accrued to the end of the year.

Investments

The investment in a company subject to significant influence is accounted for under the equity method in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB No. 18").

Fixed assets

Fixed assets are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line basis as follows:

Technology equipment	- 2 years
Furniture and fixtures	- 5 years
Leasehold improvements	- 5 years

Deferred charges

Deferred charges are comprised of initial start-up costs incurred by a wholly owned subsidiary. These costs are amortized over their estimated useful lives, being two years, on a straight-line basis.

Foreign currency translation

The functional currency of Brockhouse & Cooper Inc. is the Canadian dollar. Transactions and the financial statements of the subsidiary were translated into the functional currency using the temporal method. Under this method, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at the transaction date. At the year end date, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in income in the current period.

These financial statements have been translated from the functional currency into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated at the exchange rate in effect at the statements of financial condition date. Revenues and expenses, including gains and losses on foreign exchange translation, are translated at average rates for the period.

Financial instruments and brokerage agreements

The Company's financial instruments consist of cash and cash equivalents, due from (to) clients, due from (to) brokers, accounts receivable, financial instruments owned, due from significantly influenced company and accounts payable. The classification and measurement of all such financial instruments are defined in the related accounting policy notes.

Income taxes

The amount of current taxes receivable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

(Expressed in U.S. dollars)

New Accounting Pronouncements

Non-controlling Interest in Consolidated Financial Statements

In December 2007, the FASB issued Statement No. 160, "Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires that all changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently as equity transactions. It also requires that any gain or loss on the deconsolidation of the subsidiary to be measured using the fair value of any non-controlling equity investment rather than the carrying amount of that retained investment. This Statement requires expanded presentation and disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interests of the non-controlling owners of a subsidiary. SFAS 160 becomes effective for us on April 1, 2009. The adoption of this statement will change the presentation of any non-controlling interests in our results of operations and financial position, but will not impact the calculation of earnings per share.

Business Combinations

In December 2007, the FASB issued Statement No. 141R, "Business Combinations" ("SFAS 141R"). SFAS 141R retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. The Statement makes a number of changes to how the acquisition method is applied, such as measuring the assets acquired, the liabilities assumed, and any non-controlling interest at their fair values; recognizing assets acquired and liabilities assumed arising from contingencies; recognizing contingent consideration at the acquisition date, measured at its fair value; and recognizing a gain in the event of a bargain purchase (i.e. negative goodwill). In April 2009, the FASB approved FSP No. FAS 141R-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies" ("FSP No. FAS 141R-1"), which amends and clarifies SFAS 141R to address certain application issues. SFAS 141R and FSP No. FAS 141R-1 will be applied prospectively for business combinations for which the acquisition date is on or after January 1, 2009, and in the case of post-acquisition tax adjustments, for all business combinations, regardless of the acquisition date.

(Expressed in U.S. dollars)

Equity Method Investment Accounting Considerations

In November 2008, the EITF reached a consensus in Issue No. 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"). This Issue clarifies the accounting for certain transactions and impairment considerations involving equity method investments. EITF 08-6 becomes effective for us on April 1, 2009. We do not expect the adoption of this accounting guidance to impact our results of operations or financial position.

3. Fair Value

On April 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by SFAS 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into the three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The company has only level 1 financial instruments consisting of cash equivalents and financial instruments owned as presented in note 7.

4. Cash Segregated Under Regulations of the U.S. Securities and Exchange Commission ("SEC")

Cash of $324,483 (2008 - $462,215) has been segregated in special reserve bank accounts for the exclusive benefit of customers, in accordance with SEC Rule 15c3-1.

(Expressed in U.S. dollars)

5. Available Credit Facility

Brockhouse & Cooper Inc. has an available credit facility with a Canadian bank to a maximum amount of CAD $4,000,000 (or its USD equivalent) at a variable rate. The bank can cancel the credit facility at any time. There was no amount outstanding as of March 31, 2009 (2008 – nil).

6. Due from/to Clients and Brokers

Included in the balance due from/to clients and brokers are the following amounts resulting from transactions which failed to settle on the contracted settlement date:

	2009	2008
Due from clients	**$ 3,337,001**	$ 9,567,187
Due from brokers	**$ 175,591**	$ 1,108,244
Due to clients	**$ 175,591**	$ 1,108,244
Due to brokers	**$ 3,337,001**	$ 9,567,187

The transactions giving rise to these balances have settled since year end.

7. Financial Instruments Owned

	2009	2008
Canadian provincial bonds	**$ 250**	$ 634,632
Corporate bonds	**137,669**	367,244
Stocks	**76,387**	131,241
	$ 214,306	$ 1,133,117

(Expressed in U.S. dollars)

8. Fixed Assets

			2009
	Cost	Accumulated Depreciation & Amortization	Net
Technology equipment	$ 199,194	$ 89,309	$ 109,885
Furniture and fixtures	192,958	112,560	80,398
Leasehold improvements	375,035	217,752	157,283
	$ 767,187	$ 419,621	$ 347,566

			2008
	Cost	Accumulated Depreciation & Amortization	Net
Technology equipment	$ 341,263	$ 187,185	$ 154,078
Furniture and fixtures	250,775	91,307	159,468
Leasehold improvements	462,161	175,907	286,254
	$ 1,054,199	$ 454,399	$ 599,800

During the current year, fully amortized assets with an original cost of $185,030 were removed from the accounts (2008 - $127,993).

(Expressed in U.S. dollars)

9. Investments

	2009	2008
1,031 shares (2008 – 753) of Brockhouse Cooper SA (Pty) Ltd., a company subject to significant influence, representing a 34.4% (2008 – 25.1%) ownership interest.		
Balance, beginning of year	**$ 347,163**	$ 897,393
Purchase of 278 shares	**292,401**	-
Dividend received during the year	-	(640,226)
Equity in earnings (loss) of Brockhouse Cooper SA (Pty) Ltd. for the year	**31,835**	(29,291)
Foreign exchange gain (loss) on revaluation to year end rate	**(68,850)**	119,287
Balance, end of year	**602,549**	347,163
431,361,125 voting preferred shares of 6741738 Canada Inc., a company under common control, representing a nil (2008 - 1%) ownership interest.		
Balance, beginning of year	-	1,174,242
Redemption of 431,361,125 preferred shares	-	(1,174,242)
Balance, end of year	-	-
	$ 602,549	$ 347,163

10. Due from Significantly Influenced Company

This balance due from significantly influenced company is non-interest bearing, due upon demand and has arisen from revenues collected on behalf of the related party net of expenses paid on behalf of the related party.

11. Capital Management

The Company's business requires capital for regulatory purposes. The Company's capital structure is underpinned by stockholder's equity, which is comprised of share capital, contributed surplus and retained earnings.

In managing its capital, the Company's primary objectives are as follow:

- Meet the Company's minimum regulatory capital as required by IIROC and FINRA
- Ensure that the Company is able to meet its financial obligations as they become due
- Support the creation of stockholder value

The Company implements corporate governance practices and monitors results against its objectives. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. Effective capital management employed by the company includes measures designed to maintain capital above minimum regulatory levels.

There has been no material change in the capital management practices of the company from the previous period.

During the year ended March 31, 2009, the capital of the Company was sufficient to satisfy the regulatory requirements of IIROC which specify a minimum capital requirement of CAD $250,000 and certain minimum ratios. The capital was also sufficient to satisfy the regulatory requirements of FINRA which specify that the company must maintain regulatory capital in excess of 6-2/3% of the aggregate indebtedness (to a minimum of $250,000 USD) and certain minimum ratios.

12. Financial Instruments and Risk Management

Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. Credit risk arises from cash, receivables from clients and brokers and debt security issuers.

The Company attempts to limit the risk by dealing with counterparties it considers viable.

To minimize its exposure to credit risk from transactions with clients and brokers, the Company requires settlement of securities on a cash basis or delivery against payment.

All transactions in listed securities are settled or paid for upon delivery using approved brokers. The risk of default is considered minimal, as delivery of securities sold, unless unusual circumstances exist, is only made once the broker has received payment.

The Company manages credit risk with regards to debt instruments by monitoring counterparties' credit ratings before purchasing debt instruments and by maintaining short maturity dates. Management does not anticipate any losses for non-performance of counterparties.

There have been no significant changes to the Company's exposure to credit risks and how they arise nor how they are managed since the previous period.

12. Financial Instruments and Risk Management (continued)

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they become due. The Company's management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they become due, as well as ensuring adequate funds exist to support business strategies and operational growth. The Company's business requires capital for operating and regulatory purposes. The current assets reflected on the balance sheet are highly liquid. The majority of the positions held as financial instruments owned are readily marketable securities. Receivables and payables from clients and brokers represent commissions due and current open transactions that generally settle within the normal settlement cycle.

The following table presents the contractual terms to maturity of the financial liabilities owed by the Company as at March 31, 2009. As liabilities in trading accounts are typically settled within short time periods, they are not included in the table below.

	Carrying amount	Contractual term
Accounts payable and accrued charges	**$ 4,117,418**	**Within the next six months**

There have been no significant changes to the Company's exposure to liquidity risks and how they arise nor how they are managed since the previous period.

Market risk

Market risk is the risk that the fair value of the financial instruments will fluctuate because of changes in market prices. The Company separates market risk into two categories: interest rate risk and foreign exchange risk. As the Company does not invest in any significant equity positions, the Company is not exposed to market price risk.

There have been no significant changes to the Company's exposure to market risks and how they arise nor how they are managed since the previous period.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the Company. The Company incurs interest rate risk on its cash, short-term investments and financial instruments owned. The Company does not hedge its exposure to interest rate risk as it is minimal.

Also, the short-term investments held by the Company usually mature overnight and as such there is no impact from interest rate volatility.

The interest rate volatility on the Company's financial instruments owned is also minor since the Company does not carry significant instruments subject to interest rate volatility.

(Expressed in U.S. dollars)

12. Financial Instruments and Risk Management (continued)

Currency risk

Foreign exchange risk arises from the possibility that changes in the price of the foreign currencies will result in losses. As the company's functional currency is the Canadian dollar, foreign exchange risk is measured in relation to the Canadian dollar balances. The Company's primary foreign exchange risk results from the unhedged currency. The Company's currency risk is managed based on currency holdings rather than volatility. The internal policy which sets maximum amounts by currency ensures that the Company does not have significant currency risk.

The Company trades in various currencies in order to settle international trades. However, the currency of the amount receivable is usually the same as the amount payable. As a result, the currency risk is diminished. The Company only held $1,500,000 CAD worth of foreign currencies. The following currencies are the highest values held:

	FX value	CAD value
US dollar	**225,037**	**283,445**
EURO	**192,384**	**321,457**
GBP	**96,683**	**174,220**
ZAR	**1,554,280**	**205,209**

The effect on net income as a result of a 10% change in the value of the foreign currencies would be minor.

13. Commitments

The Company is obligated under an operating lease for its head office premises which terminates April 2013 and operating leases for its disaster recovery premises which terminate in January 2013 and March 2019. Annual and aggregate lease costs under these leases, exclusive of certain incremental occupancy costs, are approximately as follows:

Year ended March 31,		
2010	$	213,333
2011	$	229,357
2012	$	230,814
2013	$	228,843
2014	$	50,737
Thereafter	$	186,066
	$	1,139,150

Rent expense for 2009 aggregated $510,676 (2008 - $551,210).

(Expressed in U.S. dollars)

14. Regulatory Net Capital Requirement

As a registered broker-dealer and a member of FINRA, the company is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2009 the company had regulatory net capital of $6,362,532 (2008 - $6,082,244), which was $4,595,925 (2008 - $5,089,277) in excess of its required regulatory net capital of $1,766,607 (2008 - $992,967). The Company's regulatory net capital ratio was 4.17 to 1 (2008 – 2.93 to 1).

Brockhouse & Cooper Inc.
Report on Internal Control Required by SEC Rule 17a-5
For the year ended March 31, 2009

BDO Dunwoody s.r.l./S.E.N.C.R.L./LLP
Comptables agréés et conseillers
Chartered Accountants and Advisors

1000, rue De La Gauchetière Ouest
Bureau 200
Montréal (Québec) Canada H3B 4W5
Téléphone / Phone: (514) 931-0841
Télécopieur / Fax: (514) 931-9491
www.bdo.ca

Independent Auditors' Report

To the Shareholder of
Brockhouse & Cooper Inc.
Montréal, Québec

In planning and performing our audit of the consolidated financial statements of Brockhouse & Cooper Inc. (the "Company") as of and for the year ended March 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.
Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BDO Dunwoody s.r.l./S.E.N.C.R.L./LLP
Comptables agréés et conseillers
Chartered Accountants and Advisors

1000, rue De La Gauchetière Ouest
Bureau 200
Montréal (Québec) Canada H3B 4W5
Téléphone / Phone: (514) 931-0841
Télécopieur / Fax: (514) 931-9491
www.bdo.ca

Independent Auditors' Report

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Dunwoody LLP

Chartered Accountants

Montréal, Québec
May 8, 2009

CA auditor permit No. 6578